Exhibit 99.1

Canadian Solar Receives CAD$104 Million Non-Recourse Construction Loan from Deutsche Bank

GUELPH, Ontario, Oct. 30, 2013 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced it has signed a financing agreement pursuant to which Deutsche Bank has agreed to provide CAD$104 million in non-recourse, short-term construction financing to Canadian Solar for the construction of solar power projects in Ontario, Canada. The loans are expected to be repaid with the proceeds of the sale of the respective financed projects.

The loan facility is intended to support the simultaneous construction of 3 solar power plants, totalling 30 MWac. Developed by Canadian Solar, the projects are expected to be built and connected through 2014. All of the projects have been awarded a 20-year power purchase contract (the “FIT Contract”) by the Ontario Power Authority under the Ontario’s Feed-In-Tariff Program.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, said, “This is the second construction loan package we have signed with Deutsche Bank. We thank Deutsche Bank for its continued partnership, which underscores the strength of our Tier 1 position in the solar industry and our prospects for profitable growth. The support of global financial institutions, like Deutsche Bank, allows us to expand our actionable pipeline of the quality projects which our investors would like to acquire.”

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar Inc. (NASDAQ: CSIQ) is one of the world’s largest and foremost solar power companies. As a leading vertically integrated provider of solar modules, specialized solar products and solar power plants with operations in North America, South America, Europe, Africa, the Middle East, Australia and Asia, Canadian Solar has delivered more than 5GW of premium quality solar modules to customers in over 70 countries. Canadian Solar is committed to improve the environment and dedicated to provide advanced solar energy products, solutions and services to enable sustainable development around the world. For more information, please visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including but not limited to statements regarding the expected start of construction, date of completion milestone payment terms, period of service, power production and environmental impact are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand in our project markets, including Canada and the Province of Ontario; changes in customer order patterns; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; utility-scale project approval process; delays in utility-scale project construction; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 26, 2013. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.